Gold Reserve Inc.
926 W. Sprague Avenue, Suite 200

Spokane, Washington 99201

Telephone: (509) 623-1500

September 8, 2016

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn: Jonathan Burr

            Re:       Gold Reserve Inc.

Registration Statement on Form F-3

Originally Filed August 26, 2016

File No. 333-213336

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Gold Reserve Inc. (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form F-3 (File No. 333-213336) at 4:00 p.m., Eastern time, on September 12, 2016, or as soon thereafter as is practicable.

The Company acknowledges that:

•         should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Gold Reserve Inc.

By: /s/ Robert A. McGuinness

Robert A. McGuinness

Vice President of Finance and Chief Financial Officer

cc:        Jonathan B. Newton, Baker & McKenzie